May 9, 2008	Lowell D. Ness (650) 614-7455 lness@orrick.com
VIA FEDERAL EXPRESS & EDGAR SUBMISSION
Peggy Fisher, Esq.
Assistant Director
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Echo Technology (Delaware), Inc. Registration Statement on Form S-4 Filed April 14, 2008 File No. 333-150234
Dear Ms. Fisher:
On behalf of our client, Echo Technology (Delaware), Inc. (the “Company”), we confirm receipt of the letter dated May 2, 2008 from the staff of the Division of Corporation Finance with respect to the above-referenced filing. We respectfully submit the following reply on behalf of the Company.
The Company’s response corresponds to the numbered comment in your letter. For ease of reference, we have set forth your comment in italics below together with the Company’s corresponding response.
What is the difference between a proxy and an advance proxy?, page viii
1. We note that the “advance proxy” you are soliciting grants the persons named therein a power of attorney to include the shares of ESS Delaware common stock that shareholders of ESS Technology would own following the consummation of the reincorporation merger in the written consent adopting the merger agreement. Please provide us with an analysis of the validity of an “advance proxy” under Delaware law.
In response to this comment, Richards, Layton & Finger P.A., Delaware counsel to the Company, prepared a memorandum analyzing the validity of an “advance proxy” under Delaware law, which is attached as Exhibit A.
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Peggy Fisher, Esq.
May 9, 2008

Once you have had the opportunity to review our response, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact the undersigned at (650) 614-7455.
Sincerely,
/s/ Lowell D. Ness
Attachment

cc:	Robert L. Blair, Chief Executive Officer, ESS Technology, Inc. Peter Cohn, Orrick, Herrington & Sutcliffe LLP

Exhibit A
Please see enclosure.

Richards, Layton & Finger
A PROFESSIONAL ASSOCIATION
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
(302) 651-7700
Fax: (302) 651-7701
www.rlf.com
M E M O R A N D U M

TO:	ESS Technology, Inc. Strategic Transaction Committee

FROM:	Mark J. Gentile John Mark Zeberkiewicz Richards, Layton & Finger, P.A.

RE:	Advance Proxy

DATE:	May 8, 2008
     This memorandum addresses the validity, under Delaware law, of the Advance Proxy (as defined below) to be provided by the current stockholders of ESS Technology, Inc., a California corporation (“ESS”), in respect of the shares of common stock, par value $.0001 per share, of ESS Technology (Delaware), Inc., a Delaware corporation (“Echo”), that such holders would receive pursuant to the merger (the “Reincorporation Merger”) of ESS with and into Echo, which proxy would be granted for the purpose of authorizing the execution of a written consent by the requisite stockholders of Echo in favor of the adoption of the Merger Agreement (as defined below). Based upon and subject to the discussion and analysis below, it is our view that the Advance Proxy would be valid under Delaware law.
     In preparing this memorandum, we have reviewed the Registration Statement of Echo Technology (Delaware), Inc., as filed with the Securities and Exchange Commission on Form S-4 on April 14, 2008 (the “Registration Statement”), and the form of Proxy and Agency Appointment (the “Advance Proxy”) attached thereto as Exhibit 99.2. For purposes of this memorandum, we have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

Background
     On February 21, 2008, ESS, Echo, Semiconductor Holding Corporation, a Delaware corporation and a wholly owned subsidiary of Imperium Master Fund, Ltd. (“Parent”), and Echo MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), entered into an agreement and plan of merger (the “Merger Agreement”). Under the Merger Agreement, ESS would, subject to the approval of its stockholders, reincorporate from California into Delaware through the Reincorporation Merger.1 Upon the consummation of the Reincorporation Merger, each share of common stock of ESS issued and outstanding as of the record date would automatically be converted into one share of common stock of Echo. Immediately following the effectiveness of the Reincorporation Merger, Merger Sub would be merged with and into Echo, with Echo continuing as the surviving corporation (the “Cash-Out Merger”). Pursuant to the Cash-Out Merger, each share of Echo issued and outstanding immediately prior to the effective time of the Cash-Out Merger (i.e., the shares received by the then-former stockholders of ESS in connection with the Reincorporation Merger) would be converted into the right to receive $1.64 per share in cash, without interest, unless the holder of such shares exercises appraisal rights in respect of such shares under Section 262 of the General Corporation Law of the State of Delaware (the “General Corporation Law”).
     Under Section 251 of the General Corporation Law, the consummation of the Cash-Out Merger is subject to the adoption of the Merger Agreement by a majority of the outstanding shares of Echo common stock entitled to vote thereon. Accordingly, it is anticipated that, promptly following the effectiveness of the Reincorporation Merger, the Merger Agreement will be adopted by the requisite vote of the Echo stockholders, acting by written consent. It is further anticipated that such consent will be provided on behalf of the stockholders of Echo by an agent who has been authorized to execute and deliver the consent by means of a duly submitted Advance Proxy. The Advance Proxy provides:
The undersigned stockholder . . . hereby appoints Robert L. Blair and John A. Marsh, or either of them, proxies, agents and attorneys-in-fact . . . to represent the undersigned with respect to all shares of [Echo] to be received by the undersigned upon the consummation of the merger with ESS and into [Echo] in connection with the action by written consent of stockholders of [Echo] to adopt the Agreement and Plan of Merger . . . and approve the cash-out merger thereunder and to execute such written consent with respect to all shares of Common Stock of [Echo] for which the undersigned obtains and would have signing authority if signing personally.

[1]	We note that, in considering issues arising out of the reincorporation of a California corporation into Delaware, the Delaware courts are sensitive to the role and application of other state corporation laws. See generally Coates v. Netro Corp., 2002 WL 31112340 (Del. Ch. Sept. 11, 2002).

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Discussion
     The Advance Proxy provides a means through which an ESS stockholder, prior to acquiring ownership of shares of Echo in connection with the Reincorporation Merger, may appoint an agent to take specified actions with respect to such shares of common stock of Echo (when such shares of are issued to such then-former ESS stockholder). In this respect, the Advance Proxy is similar to an ordinary proxy furnished by a stockholder for the purposes of causing his or her shares to be represented and voted at a meeting.2 As noted by the Delaware Court of Chancery in Eliason v. Englehart, “a proxy is an agency relationship in which a stockholder appoints an agent to vote his or her shares.”3
     Under general principles of agency law, a principal may appoint “an agent to do the same acts and to achieve the same legal consequences by the performance of an act as if [the principal] had acted personally.”4 In this case, a stockholder that acquires shares of Echo common stock in connection with the Reincorporation Merger would have the authority, acting personally, to execute a written consent in respect of those shares, or to name an attorney-in-fact to act as a proxy with respect thereto.5 It follows that such stockholder (in his or her capacity as a stockholder of Echo), as principal, would be authorized to appoint an attorney-in-fact as its agent to execute a consent covering those shares of Echo that such stockholder acquired in the

[2]	See 8 Del. C. § 212.

[3]	1998 WL 778360, *5 (Del. Ch. Oct. 29, 1998).

[4]	3 Am. Jur. 2d Agency §18; see also Fitzgerald v. Cantor, 1999 WL 182575, *1 (Del. Ch. March 25, 1999) (“an agency relationship exists when one party consents to have another act on its behalf, with the principal controlling and directing the acts of the agent.”).

[5]	See 8 Del. C. § 212(b) (“Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period.”). In addition, we note that nothing in the certificate of incorporation of Echo limits the ability of its stockholders to act by written consent. See 8 Del. C. § 228(a) (“Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.”). We further note several transactions in which stockholders executed proxies to execute a written consent. See e.g. Visa Inc., Amendment No. 5 to Registration Statement (Form S-4/A) (Sept. 13, 2007); MSR Exploration Ltd., Amendment No. 3 to Registration Statement (Form S-4/A) (Jun. 20, 1997); Xavier Corporation, Amendment No. 3 to Registration Statement (Form S-4/A) (May 13, 1996).

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Reincorporation Merger in favor of the adoption of the Merger Agreement.6 Although stock that is not yet owned, or that is held in escrow for later delivery, ordinarily cannot be voted by its future holder because that stockholder is not at the time of voting the legal owner of the stock,7 the consent granted in accordance with the instructions set forth in the Advance Proxy would not be executed until such time as the ESS stockholder who had executed the Advance Proxy would have gained legal ownership of the shares of Echo common stock issued in connection with the Reincorporation Merger. In fact, the Advance Proxy only authorizes the agent to sign a written consent with respect to those shares of Echo common stock “which the [stockholder submitting the Advance Proxy] obtains and would have signing authority if signing personally.”
     The Delaware courts have upheld arrangements pursuant to which a principal directs an agent to vote his or her shares, provided there is adequate evidence from which the authenticity of the relationship may be inferred.8 In general, the agency relationship created by a proxy instrument is presumed valid (and the agent is authorized to vote the shares as directed by the principal) so long as the instrument (a) identifies the shares that are to be voted by the agent and (b) provides some indication of authenticity, such as a signature, reproduction of a signature or datagram.9 Accordingly, the Delaware courts have stated that “whatever reasonably purports to be a proxy of a shareholder entitled to vote at an election is entitled to a prima facie presumption of validity.”10
     In the present case, the Advance Proxy, once duly submitted in accordance with the instructions thereof, would be presumed valid by a Delaware court, as it creates a verifiable

[6]	The right to vote shares of stock of a Delaware corporation is an incident of legal ownership. See Giuricich v. Emtrol Corp., 449 A.2d. 232, 239 (Del. Jul. 30, 1982); Norton v. Digital Applications, Inc., 305 A.2d. 656, 659 (Del. Ch. Mar. 14, 1973); McLain v. Lanova Corp., 39 A.2d. 209, 211 (Del. Ch. Oct. 4, 1944); In re Giant Portland Cement Co., 21 A.2d. 697, 701 (Del. Ch. Aug. 18, 1941).

[7]	Norton, 305 A.2d. at 659-660.

[8]	See Parshalle v. Roy, 567 A.2d 19, 27 (Del. Ch. 1989) (internal citations omitted) (“Delaware, like other jurisdictions throughout the country, permits a shareholder to vote by proxy. A ‘proxy’ or ‘proxy card’ is merely written evidence of an agency relationship in which a principal (the shareholder of record entitled to vote) authorizes an agent (the person designated on the proxy card) to vote the principal’s shares with respect to the matters and in the manner specified in the proxy. Because a proxy serves to enable a shareholder to cast his vote through a surrogate without being physically present himself at the stockholders’ meeting, the integrity of the entire proxy voting procedure necessarily and implicitly rests upon the premise that the agency relationship is genuine and, correlatively, that the proxy instrument accurately and reliably evidences that relationship. Accordingly, even though Delaware law does not prescribe a particular ‘form’ of proxy, a proxy, whatever form it may take, must possess at least this fundamental attribute: to be accepted as valid evidence of an agency relationship, the proxy must evidence that relationship in some authentic, genuine way. Proxies meeting that fundamental requirement will enjoy a presumption of validity.”).

[9]	Eliason, 1998 WL 778360 at *4.

[10]	Standard Power & Light Corp. v. Inv. Assocs., Inc., 51 A.2d. 572, 580 (Del. Feb. 24, 1947).

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record from which one could readily ascertain: (i) that the person submitting the proxy (i.e., the relevant stockholder of ESS) will have become the owner of the shares referenced in such proxy (i.e., the shares of Echo common stock that such holder would receive pursuant to the Reincorporation Merger), and (ii) the manner in which such holder wishes such shares of Echo common stock to be voted on the proposal to adopt the Merger Agreement.11 Specifically, the Advance Proxy contemplates that the authority granted thereunder from the principal (i.e., the relevant ESS stockholder) to the agents (i.e., Robert L. Blair and John A. Marsh, each of whom is named as a proxy and attorney-and-fact for the principal) is to be evidenced by a written proxy card, signed by the ESS stockholder entitled to receive shares of Echo common stock in connection with the Reincorporation Merger and submitted to a nationally recognized proxy solicitation firm.12 Thus, the written proxy card will be executed by the ESS stockholder, acting as principal and appointing each of Messrs. Blair and Marsh as agent, as set forth in the form of Advance Proxy and as summarized on page (viii) of the Registration Statement and as further detailed on pages 96 — 102 of the Registration Statement. Because the shares of ESS common stock held by the ESS stockholder submitting the Advance Proxy are currently reflected on the books and records of ESS, and given that those shares will be converted in the Reincorporation Merger into shares of Echo common stock on a one-to-one basis, the identity of the holder of shares of Echo common stock with respect to which the authority contained in the Advance Proxy would be exercised (and the number of such shares of Echo common stock represented thereby) may be readily ascertained with sufficient detail to satisfy the prima facie presumption of validity under Delaware law.
     Based upon and subject to the foregoing, although we are aware of no case directly on point, it is our view that the Advance Proxy would be valid under Delaware law.

[11]	See Eliason, 1998 WL 778360 at *5 (“To qualify as a proxy, an instrument must appoint a person to vote the identified shares, and must include an indication of authenticity, such as a signature.”).

[12]	Alternatively, such authority may be granted over the Internet or by telephone using through a secure process under which the identity of the holder submitting the proxy may be verified.

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